Contact

www.linkedin.com/in/jake-merhige-mba-m-s-in-entrepreneurship-1b5b24aa (LinkedIn)

Top Skills

founder

Mobile Application Development

Sales Operations

Certifications

ICPAgile

ITIL 2011 v3 Foundations

Certified Associate in Project Management (CAPM)

Agile Project Management (ICP-APM)

Certfied Scrum Master

Jake Merhige, MBA, M.S. in Entrepreneurship

Strategy & Ops, Deloitte Consulting | Co-Founder, CADIAT | Founder, KingPool

Arlington, Virginia, United States

Experience

Deloitte

Management Consultant | Strategy & Ops | Program/Product Management

August 2021 - Present (1 year 8 months)

- Led rollout of project delivery standardization and process optimization transformation initiative to over 150+ GPS Deloitte project teams and leadership, while serving as team Scrum Master managing day-to-day operations and tasks (using JIRA/Kanban)
- Led formation, strategic development, and management of new Agile, DevOps, & PMO enterprise tools and methods coaching team to enable GPS Deloitte accounts and project teams to delivery higher quality work and buffer Deloitte business pursuit efforts
- Led IT operations and PMO activities for client (Pfizer) consumer product M&A project; managed the scoping and retirement of over two hundred (200) Pfizer commercial applications, facilitating cross-functional activities and strategic communication between applications teams and product owners
- Managed the end-to-end design, development, testing, and organizational product adoption growth of a new compensation evaluation and digital route mapping software system for client (USPS) rural postal carriers; Led PMO and product strategy activities including coordinating and managing all program operations, communication, product requirements building and piloting, and roadmaps between program leadership, system development teams, USPS Union leadership, and other key stakeholders to ensure successful product deployment and business/IT alignment

CADIAT

Co-Founder | Commercial Operations & Strategy

March 2021 - Present (2 years 1 month)

- Disrupting and Democratizing trucking and logistics through autonomous mobility technology; Led all early-stage commercial operations and strategy activities including business case development, investor and partner relations,

sales and go-to-market strategy, product development strategy and roadmap management, and digital marketing efforts

KingPool
Founder, CEO
February 2023 - Present (2 months)

You Won't Want to Run Your Sports Pools Any Other Way

PlateRate
Sales Operations
December 2022 - Present (4 months)

- Led early-stage software sales efforts in the Washington D.C. / DMV territory, generating leads and building the sales pipeline, developing communication strategy, facilitating software integration operations, leading product strategy efforts

Booz Allen Hamilton
Management Consultant | Strategy & Ops | Program/Product Management
July 2019 - February 2020 (8 months)

- Managed the end-to-end design, development, testing, and organizational product adoption growth of multiple client (Dept. of Veterans Affairs) Virtual Care digital telehealth applications for providers and patients, including mobile and web applications, by coordinating with various healthcare SMEs and development teams to inform innovative product UX/UI and rollout strategies
- Managed Change Management Office (CMO) and strategic communication activites for the client (Air Force Medical Service) safety culture transformation for its 50,000 Airmen, civilians, and contractor staff; Led and executed "Pulse Check" analysis project of the AFMS's culture transformation to identify key organizational gaps and trends to develop strategic future state recommendations for senior AFMS leaders by performing qualitative and quantitative analysis of feedback and observations from over 368 Airmen
- Led rollout of successful compliance delivery of over fifty (50) client (Dept. of Veterans Affairs) IT projects by ensuring adherence to VA IT governance standards, policies, and guidelines by providing real-time technical analysis, evaluation and guidance through a new digital compliance/IT software (IBM Rational) to VA project managers

JPMorgan Chase & Co.
Operations Analyst Intern
June 2016 - August 2016 (3 months)

Federal Bureau of Investigation (FBI)
Intelligence Analysis Intern
June 2014 - August 2014 (3 months)

Education

Indiana University - Kelley School of Business
Master of Science - MS, Entrepreneurship and Disruptive
Innovation · (2019 - 2021)

Indiana University - Kelley School of Business
Master of Business Administration - MBA, Strategic
Management · (2019 - 2021)

James Madison University
Bachelor of Science - BS, Intelligence Analysis · (2013 - 2017)